Red Violet, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit 21

Subsidiaries of Red Violet, Inc.

Name of Subsidiary	State of Organization
IDI Holdings, LLC	Delaware
Interactive Data, LLC	Georgia
Cogint Technologies, LLC	Delaware
IDI Verified, LLC	Delaware
Forewarn, LLC	Delaware